

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

May 24, 2010

Mr. Han Daqing
Chairman and Chief Executive Officer
Telestone Technologies Corporation
Floor 6, Saiou Plaza
No. 5 Haiying Road, Fengtai Technology Park
Beijing, China 100070

**Re: Telestone Technologies Corporation
            Form 10-K for fiscal year ended December 31, 2009
            Filed March 31, 2010
            File No. 001-32503**

Dear Mr. Daqing:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                            Sincerely,

                                            Larry Spirgel
                                            Assistant Director

cc: Mr. Liang Shih, Esq.
       Cadwalader, Wickersham & Taft LLP
       Via Facsimile: 86 10 6599 7300